UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                              Datron Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    238173108
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 7, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D
CUSIP NO. 238173108

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               180 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             145 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            180 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     145 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           325 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.001%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA




                                  SCHEDULE 13D
CUSIP NO. 238173108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               2,675 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            2,675 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                        -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,675 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.097%

14 TYPE OF REPORTING PERSON*
         PN, BD


Item 1.  Security and Issuer.
------   -------------------

                  No change.

Item 2.  Identity and Background.
------   -----------------------

                  No change.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

                  No change.

Item 4.   Purpose of Transaction.
------    ----------------------

The reporting persons disposed of shares of Datron Systems, Inc. pursuant to an exchange offer for shares of Titan Corp.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby have sole and dispositive power over the following shares of Stock as of August 7, 2001.

                              Shares of Common Stock

Loeb Arbitrage Fund                    2,675
Loeb Partners Corporation*               325
                                    ---------
                                       3,000

The total shares of Common Stock constitute 0.098% the 2,748,957 outstanding shares of Common Stock as reported by the issuer.
-------------------------
* Including 145 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b)  See paragraph (a) above.

(c) The reporting persons on August 7, 2001 exchanged 165,100 shares of Datron Systems, Inc. for 135,248 shares of Titan Corp.

    (d)  Not applicable.

    (e). The reporting persons ceased to be the beneficial owners of more than 5% of the Issuer's securities on August 7, 2001.



Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to
------   ----------------------------------------------------------------------
       the Issuer.


       None.

Item 7.  Materials to be Filed as Exhibits.
------   ---------------------------------

                                      None.



Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2001                          Loeb Partners Corporation


                                         By: /s/ Arthur E. Lee
                                             Executive Vice President

 August 14, 2001                         Loeb Arbitrage Fund
                                         By: Loeb Arbitrage Management, Inc.


                                         By: /s/ Arthur E. Lee
                                                 President